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14041785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23183

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 30 2014
WASHINGTON D.C.
191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2013 AND ENDING 08/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FACTSET DATA SYSTEMS INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 MERRITT 7
(No. and Street)

NORWALK (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURIZIO NICOLELLI 203-810-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, a division of O'Connor Davies LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.
- [X] Independent Registered Public Accounting Firm

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maurizio Nicolelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

10/29/14

Dolores C. Longo
Notary Public Connecticut
My Commission Expires
September 30, 2018

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (m) Exemption Report under Rule 15c3-3
- [X] (o) A review report on the Exemption Report under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.
(A wholly-owned subsidiary of
FactSet Research Systems, Inc.)

Statement of Financial Condition

August 31, 2014

FactSet Data Systems, Inc.

Index to Statement of Financial Condition
August 31, 2014

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-5

PKF
O'CONNOR
DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of FactSet Data Systems, Inc.

We have audited the accompanying statement of financial condition of FactSet Data Systems, Inc. (the "Company") as of August 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of August 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Notes 1, 2 and 4 to the statement of financial condition, the Company has material transactions with the Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies

October 28, 2014

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

FactSet Data Systems, Inc.

Statement of Financial Condition
August 31, 2014

ASSETS	
Cash and cash equivalents	$3,313,821
Receivable from Parent	392,468
	$3,706,289
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2014	$ 9
Additional Paid-in Capital	24,991
Retained Earnings	3,681,289
Total Stockholder's Equity	3,706,289
Total Liabilities and Stockholder's Equity	$3,706,289

See notes to statement of financial condition

FactSet Data Systems, Inc.

Notes to Statement of Financial Condition
August 31, 2014

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934 (the "Exchange Act").

The Company is dependent on the Parent's delivery of its services to clients to receive royalty revenue, (see Note 2 "Revenue Recognition").

2. Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash investments with a maturity of three months or less when purchased.

Revenue Recognition

Royalty revenue is earned by the Company through agreements with external clearing brokers, (the "Brokers"), or through agreements between the Parent and the Brokers, to receive royalties on a monthly or yearly basis, based on a percentage of payments made to the Parent for the Parent's services to clients. The Company earns the right to receive royalty revenue from the Brokers at the time payments are made. Royalty revenue on payments made to the Parent in September are accrued at August 31st.

2. Accounting Policies *(continued)*

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Income Taxes

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company's net income before taxes and records a tax provision equal to such liability as part of the intercompany settlement. Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. The Parent and its subsidiaries are no longer subject to U.S. federal, state or local income tax audits for periods prior to 2011.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the statement of financial condition was available to be issued, which date is October 28, 2014.

3. *Fair Value Measurements*

Cash and Cash Equivalents Measured at Fair Value on a Recurring Basis

The Company's cash and cash equivalents consists of an institutional money market fund traded in an active market and the net asset value of the fund on the last day of the quarter is used to determine its fair value. The fair value of the Company's cash and cash equivalents at August 31, 2014 was $3,313,821 and classified as Level 1 under the fair value hierarchy.

4. *Allocation Fee to Parent*

The Parent pays for all expenses of the Company. Pursuant to a modified agreement between the Company and the Parent, effective September 1, 2012, the allocation fee consists of a three-part allocation beginning with 66.67% of the Company's royalty revenue. In addition, the Company will reimburse the Parent for all of the direct expenses of the Company and for the compensation of employees allocated to the Company's matters.

5. *Receivable from Parent*

Receivable from Parent consists of royalty revenue earned by the Company on payments made to the Parent, net of expenses paid and liabilities assumed by the Parent on behalf of the Company. This receivable is non-interest bearing and has not specific repayment terms.

6. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act of 1934 which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2014, the Company had net capital of $3,247,545, which was $3,242,545 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2014, thus it was in compliance with the required ratio of aggregate indebtedness to net capital.

7. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are maintained with one financial institution. In the event of the financial institution's insolvency, recovery of assets on deposit may be limited to account insurance or other protection afforded such deposits. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.

*****